

November 8, 2011

<u>Via E-mail</u>
Michael H. Mulroy
Chief Financial Officer and General Counsel
Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim, California 92807

Re: **Questcor Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed July 29, 2011
File No. 001-14758

Dear Mr. Mulroy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief